May 5, 2005
Via U.S. Mail and Facsimile


Robert C. Boucher
President
Synagro Technologies, Inc.
1800 Bering Drive, Suite 1000
Houston, Texas 77057

Re:	Synagro Technologies, Inc.
	Registration Statement on Form S-1
	File No.: 333-122351
	Date Amended: April 27, 2005
	Annual Report on Form 10-KSB for period Ending December 31,
2004
	File No.: 0-21054
	Date Filed: March 22, 2005

Dear Mr. Boucher:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments. Please note that the referenced page numbers refer to the
"marked" copy of the prospectus.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
      Registration Statement on Form S-1
General
1. Please note that upon filing of the executed underwriting agreement, we may have comments on it and related disclosure. Minimum Adjusted EBITDA, page 29

2. Please disclose herein whether the $27.2 million of transaction write-offs (p.43) will have an adverse effect on your debt covenant compliance or your ability to pay dividends. Additionally, if the $27.2 million was not included in the projected minimum adjusted EBITDA of $65.8 million, please disclose that fact herein and tell us where in the debt agreement it allows for the exclusion of these costs.

Management`s Discussion and Analysis, page 42

3. Your response to prior comment 6 indicates that the substantial increase in cost and estimated earnings in excess of billings relates to two contracts accounted for under the percentage-of-completion method. We assume that these contracts relate to the new drying facility (p. 64) and the Honolulu pelletization facility (p.66). If not, then please provide a disclosure in the Business section about the two contracts.

4. On page 45, you disclose that "contract revenues include $6.7 million of revenue in 2004 on a contract that was originally expected to be completed over a multi-year period. Excluding this work, contract revenues increased 5 percent in 2004 compared to 2003." It is unclear why you addressed only one of the two contracts when analyzing your percentage of growth for contract revenue. MD&A should enable readers to fully understand the impact of both long-term construction contracts on your revenues and earnings. This expanded disclosure is necessary given the material impact and the irregular frequency of such contracts. Please revise the disclosure to address both projects and provide relevant details such as the irregular frequency of such construction contracts, the period(s) in which construction is expected to be completed, the amount of revenue recognized in 2004, the remaining revenue to be recognized on the contracts, and the extent to which these contracts either adversely or positively impacted the operating income profit margin for the Residuals Management operations segment.

5. The two contracts appear to have had an adverse impact on your 2004 liquidity. In this regard, we note the revised disclosure on p.
49 that $4.7 million of construction costs incurred in 2004 are not billable until sometime after 2005. Please clarify in MD&A whether an adverse liquidity impact is expected in 2005. Also, in a supplemental letter, please explain to us the business purpose of granting these seemingly adverse customer payment terms. Consider also the disclosures outlined in Article 5-02.3(c) of Regulation S-X.

6. The revised disclosure on page 48 indicates that payments to certain subcontractors will not be made until after you have received payment from the customer. If these subcontractor liabilities relate to the $4.7 million long-term asset, then it appears that the liability should also be classified as long-term. Please revise or clarify the disclosure.

Revenue Recognition

7. In evaluating your response to prior comment 6, we are unable to determine whether you are contractually obligated to operate the 2 facilities that you are currently constructing. Such a continuing obligation may impact the appropriate revenue recognition for these transactions. Other factors that create an uncertainty over the proper accounting for the two contracts include (a) the extended delay in your ability to bill for costs incurred and (b) the 2004 recognition of contract receivables that you do not expect to collect until "an extended period following completion of the contract" (p.
F-35). In a letter of supplemental information, please tell us why you believe percentage-of-completion to be the appropriate method for revenue recognition for the two contracts. Address whether any consideration was given to either the completed contract method, EITF
00-21, or any other applicable accounting methods. Please discuss the key contract terms that you believe are most relevant in determining the proper accounting treatment. In this analysis, please address all continuing obligations, any contingent liabilities to the customer, the terms under which you receive payment for work performed, and the accounting basis and valuation method you relied on when booking the receivables that will not be collected until an extended period following completion of the contract. To expedite our analysis of this issue, please provide us with copies of the two contracts.

Segment Disclosure

8. We examined the reports that are reviewed by your chief
operating
decision maker and it is unclear to us how you concluded that the
4
geographic operating segments have similar economic characteristics
(p. 58). We note that (i) revenues are down from 2003 to 2004 for the
South while in the other regions revenues have increased, (ii) the Northeast`s gross profit and EBITDA margins decreased from 2003 to 2004, while margins for the other regions increased, (iii) the Northeast has substantially higher gross profit and EBITDA margins then the other 3 regions, (iv) the Central region doesn`t appear similar to the other regions when considering its gross profit and EBITDA margins. Please tell us why you believe that the four operating segments meet the aggregation criteria set forth in paragraph 17 of SFAS 131 when it does not appear that they have similar economic characteristics. Alternatively, please expand the SFAS 131 segment disclosure to break-out the Residuals Management Operations segment into the 4 geographic regions.

Principal and Selling Stockholders, page 82

9. Please revise the selling stockholder table to include a separate column for those shares being redeemed by Synagro.

Legal Opinion

10. In paragraphs (d), (e), and (f) of the legal opinion, please remove the language "subject to the terms of the Rights
Agreement."

Form 10-K for the fiscal year ended December 31, 2004
11. Please disclose who identified your control weaknesses and state when you believe these weaknesses began.

Closing Comments
	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that
* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

   As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

   We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Tracey McKoy at (202) 824-5486or Alfred Pavot at
(202) 942-1764 if you have questions regarding comments on the financial statements and related matters. Please contact Craig
Slivka at (202) 942-7470 with any other questions.

      Sincerely,


      Pamela Long
      Assistant Director

cc:	Dennis M. Meyers, Esq.
	Andrew Terry, Esq.
	(312) 861-2200
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

         DIVISION OF
CORPORATION FINANCE